Exhibit 99.1

Swvl Reports Continued Profitability this Quarter, Achieving 46% Revenue Growth and Net Profit of $0.2 Million in Q3 2025

Revenue grew 46% quarter-over-quarter to $6.5  million

Gross margin increased by 28.3% quarter-over-quarter to $1.4 million

Recurring revenue share increased to 78% and dollar-pegged revenue grew to 26% of total revenue

Net profit of $0.2 million for Q3 2025, maintaining profitability year to date

DUBAI, UAE — October 28, 2025 — Swvl Holdings Corp (Nasdaq: SWVL), a global provider of tech-enabled mobility solutions, today announced its financial results for the third quarter ended September 30, 2025.

Swvl achieved positive financial performance in Q3 2025, with revenue increasing 46% quarter-over-quarter from $4.4 million to $6.5  million, supported by growth across core markets and sustained margin improvement. Gross margin rose by 28.3% from $1.09 million to $1.4 million, reflecting accelerated growth, an improved mix of dollar-pegged revenue and expanding contract-based operations.

Regional Performance

GCC (United Arab Emirates and Kingdom of Saudi Arabia)

Revenue increased by 81% quarter-over-quarter from $0.94 million to $1.7 million, while gross margin increased by 133% from $0.22 million to $0.5 million. This growth reflects Swvl’s successful execution across Gulf Cooperation Council (GCC) markets, which serve as a core hub for the Company’s planned growth and profitability, potentially paving the way for further expansion across the region.

Egypt

Revenue rose 36.4% quarter over quarter  from $3.49 million to $4.76 million, driven by expanding enterprise demand across key sectors. While margin percentage increased modestly at 2.5% from Q3 2024 to Q3 2025, the quarter focused on scaling the revenue base ahead of anticipated margin improvement in subsequent quarters.

Our strategy highlights

Swvl continues to execute on its strategic pillars of accelerating growth, margin expansion, recurring revenue growth, and increased exposure of revenue in dollar-pegged markets.

Accelerating Growth: Swvl continues to reinvest in its product and commercial organizations, driving an acceleration in revenue growth, which started at 12.4% in Q1 2025, and is now at 46% in Q3 2025 .

Recurring Revenue Growth: Enterprise contracts now account for nearly four-fifths of revenue, enhancing predictability and reducing the impact of seasonality.

Dollar-Pegged Expansion: The Company is growing its USD-linked operations while also preparing for entry into the U.S. and the remaining GCC countries to build a more sustainable foreign-currency resilient base.

Mostafa Kandil, Chief Executive Officer of Swvl, commented:

“Our Q3 2025 results underscore that Swvl’s growth engine is firing across core markets. We remain focused on scaling our high-margin enterprise verticals and expanding our revenue base in existing and new markets while maintaining profitability and strong unit economics.”

Ahmed Misbah, Chief Financial Officer of Swvl, commented:

“We believe that this quarter demonstrates Swvl’s continued ability to scale profitably while maintaining strong economics. Our progress toward a more stable, recurring, and dollar-pegged revenue base reflects the strength of our model and the resilience of our operations across the region.”

About Swvl:

Swvl is a leading provider of technology-driven mobility solutions for enterprises and governments. Its platform leverages real-time data, adaptive networks, and advanced technology to deliver safer, more reliable, and sustainable transportation solutions across emerging and developed markets.

For more information, please visit www.swvl.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions.

These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward-looking statements when it discusses its expectations about its ability to maintain profitability; its focus on recurring, contract-based, and USD-linked revenues aimed at building quality earnings; its long-term enterprise contracts and customer retention; its ability to expand in new markets, including the U.S. and additional GCC countries; and its plans to balance growth with margin expansion.

These statements are based on current expectations of Swvl’s management and are not guarantees or predictions of future or actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual results may differ materially due to risks and uncertainties as detailed in Swvl’s filings with the U.S. Securities and Exchange Commission. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially.

In addition, forward-looking statements provide Swvl’s expectations, plans, or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so.

These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

Investor Relations: investor.relations@swvl.com

Ahmed Misbah, Swvl’s Chief Financial Officer: ahmed.misbah@swvl.com